September 6,
2018

James L. Reynolds
Chief Executive Officer
ADOMANI, INC.
4740 Green River Rd., Suite 106
Corona, CA 92880

       Re: ADOMANI, INC.
           Registration Statement on Form S-3
           Filed August 16, 2018
           File No. 333-226871

Dear Mr. Reynolds:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 16, 2018

Risk Factors, page 4

1. We note your disclosure in the company's Form 8-K filed on August 17, 2018 that the company received notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to Nasdaq Listing Rule 5550(a)(2).
       Please update your disclosure to include a Risk Factor which specifically addresses this risk, in addition to the existing risk factor that discusses the risk of delisting generally.
 James L. Reynolds
ADOMANI, INC.
September 6, 2018
Page 2
General

2. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Julie Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJames L. Reynolds                           Sincerely,
Comapany NameADOMANI, INC.
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